FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

MAY 1 4 2004

Financial Asset Securities Corp.
Exact Name of Registrant as Specified in Charter

0001288742

Registrant CIK Number

Form 8-K, May 14, 2004, Series 2004-FF2

333-111379-7

Name of Person Filing the Document
(If Other than the Registrant)



04028561

PROCESSED

MAY 1 9 2004

THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: **May 14** , 2004

FINANCIAL ASSET SECURITIES CORP.

By: _____
Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Loan Number, City, State, Zip Code, Occupancy Status, Property Type, Original Term, Remaining Term, LTV, Mortgage Rate, Next Rate, Original Payment, Current Payment, Maturity Date, Paid to Date, Original Balance, Scheduled Balance, Loan Purpose, Original Rate, Documentation Program, Risk Grade, Appraised Value, Sale Price, Actual Unpaid Balance, Prepayment Penalty, Prepayment Penalty Term, Remaining Prepayment Penalty Term, Rounding Code, Product, Lien Position, Minimum Mortgage Rate, Maximum Mortgage Rate, Gross Margin, Next Adjustment Date, Initial Periodic Rate Cap, Subsequent Rate Cap, and Dividend Loan Group.

Exhibit D

Exhibit 10

First Franklin Mortgage Loan Trust 2004-FF11 First Lien Mortgage Loan Schedule, Exhibit D (Pool as of 04/09/2004)

Loan Number	Removed	City	State	Zipcode	Occupancy Status	Property Type	Original Term	Remaining Term	LTV at Origination	Mortgage Rate	1st Payment Date	Maturity Date	Original Payment	Current Payment	Paid to Date	Original Balance	Scheduled 04/01/04 Balance	Loan Purpose	Original Rate	Documentation Program	Risk Grade	Appraisal Value	Sale Price	Actual Unpaid Balance	Prepay Penalty at Term	Prepay Penalty Term	Remaining Amortizing Term	Remaining Cycle	Product	Lien Position	Minimum Mortgage Rate	Maximum Mortgage Rate	Gross Margin	Next Adjustment Date	Initial Periodic Rate Cap	Subsequent Rate Cap	Dividend Loss	Group

Loan Number, City, State, Zip Code, Occupancy Status, Property Type, Original Remaining Term, Original Term, LTV at Origination, Mortgage Rate, 1st Payment Date, Maturity Date, Original Payment Date, Current Payment, Paid to Date, Original Balance, Scheduled Principal Balance, Documentation Program, Risk Code, Appraisal Value, Sale Price, Actual Unpaid Balance, Prepayment Penalty on Term, Prepayment Penalty, Remaining Prepayment Penalty Term, Remitting Code, Product, Lien Position, Minimum Mortgage Rate, Maximum Mortgage Rate, Gross Margin, Next Adjustment Date, Next Periodic Rate Cap, Initial Periodic Rate Cap, Subsequent Rate Cap, Life Cap, and Days.

Exhibit D

Exhibit D